SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
January 2020

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

RADA ELECTRONIC INDUSTRIES LTD.

EXPLANATORY NOTE

On January 8, 2020, RADA Electronic Industries Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), among the Company and Canaccord Genuity LLC, as Representative of the Several  underwriters (the “Underwriters”), for the issuance and sale by the Company of 4,190,480 of its ordinary shares, par value NIS 0.030 per share (the “Ordinary Shares”). The Underwriters agreed to purchase the Ordinary Shares from the Company at a price of $4.935  per share, resulting in approximately $20.3 million of total net proceeds, after deducting the estimated expenses of this offering, to the Company. In addition, the Company granted the Underwriters an option for 30 days to purchase up to an additional 628,572 Ordinary Shares, which the Underwriters exercised in full on January 8, 2020. The Underwriting Agreement includes customary representations, warranties, covenants and closing conditions. It also provides for customary indemnification by each of the Company and certain affiliated entities and the Underwriters against certain liabilities and customary contribution provisions in respect of those liabilities. The transaction contemplated by the Underwriting Agreement is expected to close on January 10, 2020.

The offering and sale of Ordinary Shares are being made pursuant to a preliminary prospectus supplement and final prospectus supplement related to the Company’s effective shelf registration statement on Form F-3 (File No. 333-226845), each of which will have been filed with the Securities and Exchange Commission. A copy of the Underwriting Agreement is filed as Exhibit 1.1 hereto and incorporated herein by reference. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement. The legal opinion of S. Friedman & Co. relating to the legality of the Ordinary Shares is attached as Exhibit 5.1 to this Report on Form 6-K.

The following exhibits are attached:

Exhibit No.	Description

1.1	Underwriting Agreement with Canaccord Genuity LLC, as Representative of the Several Underwriters dated January 8, 2020
5.1	Legal Opinion of S. Friedman & Co.
23.1	Consent of S. Friedman & Co. (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By: /s/ Dov Sella
Dov Sella
Chief Executive Officer

Date:  January 8, 2020

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement with Canaccord Genuity LLC, as Representative of the Several Underwriters dated January 8, 2020
5.1	Legal Opinion of S. Friedman & Co.
23.1	Consent of S. Friedman & Co. (included in Exhibit 5.1)